SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)
                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
                                   RULE 13e-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)

                               CBC HOLDING COMPANY
                               -------------------
                                (Name of Issuer)

        ---------------------------------------------------------------
                 CBC Holding Company          Lee Phillip Liles
        ---------------------------------------------------------------
               CBC Interim Corporation       Steven L. Mitchell
        ---------------------------------------------------------------
              Sidney S. (Buck) Anderson      James A. Parrott, II
        ---------------------------------------------------------------
              James Thomas Casper, III          George M. Ray
        ---------------------------------------------------------------
             Charles A. (Pete) Clark, Sr.      Hulin Reeves, Jr.
        ---------------------------------------------------------------
                 John T. Croley, Jr.          Robert E. Sherrell
        ---------------------------------------------------------------
                 A.B.C. Dorminy, III        John Edward Smith, III
        ---------------------------------------------------------------
                   John S. Dunn               Wyndall L. Walters
        ---------------------------------------------------------------
                      (Names of Person(s) Filing Statement)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  GEORGE M. RAY
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              CBC HOLDING COMPANY
                             102 WEST ROANOKE DRIVE
                            FITZGERALD, GEORGIA 31750
                                 (229) 423-4321
--------------------------------------------------------------------------------
Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:
                             James C. Wheeler, Esq.
                              Powell Goldstein LLP
                     One Atlantic Center - Fourteenth Floor
                          1201 West Peachtree Street NW
                             Atlanta, Georgia  30309
                                 (404) 572-6600

     This statement is filed in connection with (check the appropriate box):
     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. [ ] The filing of a registration statement under the Securities Act of 1933.
     c.  [ ]  A tender offer.
     d.  [ ]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                            Calculation of Filing Fee
----------------------------------------------------------------------------
Transaction valuation*                                 Amount of filing fee
----------------------------------------------------------------------------
      4,000,000                                               $470.80
----------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the acquisition of 220,035 shares of common stock of the subject company for $17.80 per share in cash. The amount of the filing fee equals one-fiftieth of one percent of the aggregate transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $ 470.80           Filing Party:  CBC Holding Company
Form or Registration No.:  Schedule 13E-3     Date Filed:    September 26, 2005

                  TRANSACTION STATEMENT UNDER SECTION 13(e) OF
          THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER


     This Amendment No. 8 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Amended Schedule") is being filed by the filing persons listed on the cover of this Amended Schedule in connection with an amendment to the articles of incorporation of CBC Holding Company (the "Company"), which provides for the reclassification (the "Reclassification") of shares of the Company's common stock held by shareholders of record who hold less than 560 shares into the Company's Series A Preferred Stock. The Reclassification is designed to reduce the number of shareholders of record of the Company's common stock to below 300 in order to allow the Company to terminate registration of its common stock under Section 12 of the Securities Exchange Act of 1934 ("the Exchange Act."). A copy of the Articles of Amendment containing the proposed amendment is attached as Appendix A to the Proxy Statement filed by the Company
               ----------
concurrently with this Amended Schedule. The Proxy Statement is being filed under cover of Schedule 14A pursuant to Regulation 14A of the Exchange Act, and is incorporated by reference herein. The Proxy Statement relates to the special meeting of shareholders at which the Company's shareholders will consider and vote upon the proposed amendments.

     All information contained in this Amended Schedule concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

ITEM 1.   Summary Term Sheet

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SUMMARY TERM SHEET."

ITEM 2.   Subject Company Information

          The required information is incorporated herein by reference to the caption to the Notice of the Special Meeting of Shareholders contained in Exhibit 1 and to the sections of Exhibit 1 entitled "INFORMATION ABOUT CBC HOLDING COMPANY AND ITS AFFILIATES -Market for Common Stock, -Description of Common Stock, and -Dividend Policy," and "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS-Number of Shares Outstanding."

ITEM 3.   Identity and Background of Filing Person

          The business address and telephone number of each filing person listed on the cover of this Amended Schedule is c/o Community Banking Company of Fitzgerald, 102 West Roanoke Drive, Fitzgerald, Georgia 31750, telephone (229) 423-4321. Each filing person is a director of the Company, and George M. Ray is also the President, Chief Executive Officer and Chief Financial Officer of the Company. The other required information regarding the filing persons and persons specified in Instruction C to the Amended Schedule is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT CBC HOLDING COMPANY AND ITS AFFILIATES -Directors and Executive Officers."

ITEM 4.   Terms of the Transaction

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS-Voting at the Special Meeting, -Requirements for Shareholder Approval, and -Dissenters Rights," "SPECIAL FACTORS -Purpose of the Reclassification, -Reasons for the Reclassification, - Effects of the Reclassification on Shareholders Generally, - Effects of the Reclassification on Affiliates, - Effects of the Reclassification on Unaffiliated Shareholders, -Recommendation of the Board of Directors; Fairness of the Reclassification, and -Federal Income Tax Consequences of the Reclassification."

ITEM 5.   Past Contracts, Transactions, Negotiations and Agreements

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS -Alternatives Considered by the Board of Directors, -Recommendation of the Board of Directors; Fairness of the Reclassification -Substantive Fairness," and "INFORMATION ABOUT CBC HOLDING COMPANY AND ITS AFFILIATES-Recent Affiliate Transactions."

ITEM 6.   Purposes of the Transaction and Plans or Proposals

          The shares of common stock reclassified to Series A Preferred Stock will be cancelled and become authorized but unissued common stock. Other than the Reclassification described in response to Item 4, there are no plans, proposals or negotiations relating to or that would result in:

          (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary;

          (2) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary;

          (3) any material change in the Company's present dividend rate or policy or in its indebtedness or capitalization;

          (4) any change in the Company's present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer's employment contract;

          (5) any other material change in the Company's corporate structure or business;

          (6) any class of the Company's equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

          (7) except as disclosed in response to Item 7 relating to the prospective termination of registration of the Company common stock under the Exchange Act, any class of the Company's equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

          (8) except as described in response to Item 7, the suspension of the Company's obligation to file reports under Section 15(d) of the Exchange Act.


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
ITEM 7.   Purposes, Alternatives, Reasons and Effects

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS -Purpose of the Reclassification, -Alternatives Considered by the Board of Directors, -Reasons for the Reclassification, -Potential Disadvantages of the Reclassification, -Effects of the Reclassification on CBC Holding Company, , -Effects of the Reclassification on Shareholders Generally, -Effects of the Reclassification on Affiliates, - Effects of the Reclassification on Unaffiliated Shareholders, -Federal Income Tax Consequences of the Reclassification, -Pro Forma Effect of Reclassification, and -Determination of Fairness by CBC Holding Company Affiliates" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION."

ITEM 8.   Fairness of the Transaction

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS -Recommendation of the Board of Directors; Fairness of the Reclassification, and - Determination of Fairness By CBC Holding Company Affiliates."

ITEM 9.   Reports, Opinions, Appraisals and Negotiations

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS-Recommendation of the Board of Directors; Fairness of the Reclassification."

ITEM 10.  Source and Amount of Funds or Other Consideration

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS - Effects of the Reclassification on CBC Holding Company - Financial Effects of the Reclassification."

ITEM 11.  Interest in Securities of the Subject Company

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS-Effects of the Reclassification on Affiliates," and "INFORMATION ABOUT CBC HOLDING COMPANY AND ITS AFFILIATES - Stock Ownership, and - Recent Affiliate Transactions."

ITEM 12.  The Solicitation or Recommendation

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS - Recommendation of the Board of Directors; Fairness of the Reclassification, and - Determination of Fairness by CBC Holding Company Affiliates."

ITEM 13.  Financial Statements

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION" and to Appendix C thereto.

ITEM 14.  Persons/Assets Retained, Employed, Compensated or Used

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS-Solicitation of Proxies."

ITEM 15.  Additional Information

          Not applicable.

ITEM 16.  Exhibits

          1. Definitive Proxy Statement, Notice of the Special Meeting of Shareholders and related cover letter, including:

                    Appendix A  Articles of Amendment to the Articles of
                                Incorporation

                    Appendix B  Excepts from the Georgia Business Corporation
                                Code

                    Appendix C  Financial Statements and Management's Discussion
                                and Analysis for the Year Ended December 31,
                                2006

               (Incorporated by reference to the amended preliminary proxy statement filed concurrently herewith under cover of Schedule 14A; File No. 000-22451.)

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2007

                                 CBC HOLDING COMPANY

                                 By:  /s/ George M. Ray
                                      -----------------------------------
                                      George M. Ray
                                      President, Chief Executive Officer and
                                      Chief Financial Officer

                                 CBC INTERIM CORPORATION

                                 By:  /s/ George M. Ray
                                      -----------------------------------
                                      George M. Ray
                                      President

       Signature                              Title                         Date
       ---------                              -----                         ----

*                                            Director
----------------------------
Sidney S. (Buck) Anderson

*                                            Director
----------------------------
James Thomas Casper, III

*                                            Director
----------------------------
Charles A. (Pete) Clark, Sr.

*                                            Director
----------------------------
John T. Croley, Jr.

*                                            Director
----------------------------
A.B.C. (Chip) Dorminy, III

*                                            Director
----------------------------
John S. Dunn

*                                            Director
----------------------------
Lee Phillip Liles

*                                            Director
----------------------------
Steven L. Mitchell

*                                            Director
----------------------------
James A. Parrot, II

/s/ George M. Ray             Director, President Chief Executive      May 25, 2007
----------------------------  Officer and Chief Financial Officer
George M. Ray


                                        5

       Signature                              Title                         Date
       ---------                              -----                         ----


*                                            Director
----------------------------
Hulin Reeves, Jr.

*                                            Director
----------------------------
Robert E. Sherrell

*                                            Director
----------------------------
John Edward Smith, III

*                                            Director
----------------------------
Wyndall L. Walters

*By /s/ George M. Ray
    ------------------------
    George M. Ray
    Attorney-in-fact

                                  EXHIBIT INDEX


1. Definitive Proxy Statement, Notice of the Special Meeting of Shareholders and related cover letter, including:

                    Appendix A  Articles of Amendment to the Articles of
                                Incorporation

                    Appendix B  Excepts from the Georgia Business Corporation
                                Code

                    Appendix C  Financial Statements and Management's Discussion
                                and Analysis for the Year Ended December 31,
                                2006

          (Incorporated by reference to the amended preliminary proxy statement filed concurrently herewith under cover of Schedule 14A;
          File No. 000-22451.)



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